
December 21, 2012

<u>Via E-mail</u>
George M. Carrara
Chief Financial Officer
Fifth & Pacific Companies, Inc.
1441 Broadway
New York, NY 10018

  Re: **Fifth & Pacific Companies, Inc. (f/k/a Liz Claiborne, Inc.)**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 29, 2012
     File No. 1-10689

Dear Mr. Carrara:

   We refer you to our comment letter dated September 28, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance